Exhibit 99.4

RNS Number: 5908T
Wolseley PLC
23 December 2003

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that:

1. Mr C A Hornsby, who is responsible for the Company's US Plumbing and Heating Division, has today increased his shareholding in the company by 8,400 ordinary shares. He has exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all of the shares issued to him. He has also sold today 15,600 ordinary shares beneficially held by him at a price per share of 770.5 pence and now holds 24,800 ordinary shares.

Director's Name	No. of options	Exercise price	Total no. of	Date of
	exercised	per share (in pence)	shares acquired	acquisition
Mr C. A. Hornsby	8,000	388.75	24,000	23.12.2003
	8,000	440.00
	8,000	456.50

2. Mr N Stein, a non-executive director, made an initial purchase on 22 December 2003 of 1,500 ordinary shares at a price of 770 pence per share.

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